Exhibit 99.1

EXECUTION VERSION

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is entered on May 8, 2017 by and among Melco Resorts & Entertainment Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Crown Asia Investments Pty. Ltd. (ACN 138 608 787), a corporation incorporated under the laws of Australia (the “Selling Shareholder”) and Crown Resorts Limited (ACN 125 709 953), a corporation incorporated under the laws of Australia (“Crown Resorts”).

WHEREAS, the Selling Shareholder owns, beneficially and legally of record, 165,303,544 ordinary shares, par value US$0.01 per share, in the Company (the “Ordinary Shares”); and

WHEREAS, the Selling Shareholder desires to sell, and the Company desires to repurchase, 165,303,544 Ordinary Shares (the “Repurchase Shares”) on the terms and subject to the conditions set forth in this Agreement (the “Repurchase”);

WHEREAS, the Company is entering into an underwriting agreement with Deutsche Bank Securities Inc., UBS Securities LLC (“UBS”) and Morgan Stanley & Co. LLC on the date hereof (the “Underwriting Agreement”) in the form attached as Exhibit A hereto (with such changes as the parties hereto may approve), relating to (i) the proposed sale by the Company of American Depositary Shares (“ADSs”), each representing three Ordinary Shares, to the underwriters named in Schedule A thereto (the “Underwriters”), acting severally and not jointly, on the terms set forth therein, in an aggregate amount of 15,769,248 ADSs to be offered to the public, (ii) the proposed sale by the Company of ADSs to UBS, in its capacity as an Underwriter, on the terms set forth therein, in an aggregate amount of 12,000,000 ADSs which UBS or its affiliates or agents propose to offer and sell from time to time pursuant to block sales, on the NASDAQ Global Select Market, in the over-the-counter market or in negotiated transactions, at market prices prevailing at the time of the sale or at negotiated prices, and (iii) the proposed sale by the Company of Ordinary Shares to the Underwriters, acting severally and not jointly, on the terms set forth therein, in an aggregate amount of 81,995,799 Ordinary Shares, which are being purchased by the Underwriters, as an agent for, or as principal for resale to, the Borrowers (as defined below), for delivery to Melco Leisure and Entertainment Group Limited to satisfy the Borrowers’ borrowing return obligations for ADSs borrowed under the terms of the Master Securities Loan Agreements between each of Deutsche Bank AG, London Branch, UBS AG, London Branch and Morgan Stanley & Co. International plc, respectively (collectively, the “Borrowers”), and Melco Leisure and Entertainment Group Limited dated December 15, 2016;

NOW, THEREFORE, in consideration of promises, covenants and agreements herein contained, the parties agree as follows:

ARTICLE I.

PURCHASE AND SALE OF THE SHARES

Section 1.1 Repurchase. At the Closing (as defined below), the Selling Shareholder shall sell to the Company, and the Company shall repurchase from the Selling Shareholder, all of the Selling Shareholder’s legal and beneficial right, title and interest in and to the Repurchase Shares for an aggregate repurchase price of US$1,163,185,938, less the Covered Expenses (as defined in Section 5.3) (the “Repurchase Consideration”).

Section 1.2 Pre-Closing. As soon as practicable following the execution and delivery of this Agreement and in any event at least two business days prior to Closing, the Selling Shareholder shall deliver, or cause to be delivered, to the Company (i) undated instrument(s) of transfer duly executed by the Selling Shareholder, in the form attached hereto as Exhibit B, (ii) the original share certificates representing the Repurchase Shares (other than in respect of 83,307,745 Repurchase Shares represented by share certificate number MCE80000886, which is recorded on the Register of Members of the Company in book-entry form), and (iii) copies (or if required by the Company’s registrar, originals) of the Deeds of Release (as defined in Section 2.1(k)), all such documents to be held in escrow by the Company pending Closing in accordance with Section 1.3.

Section 1.3 Closing. The closing of the Repurchase (the “Closing”) shall take place at the offices of the Company at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong at 8:00 a.m., New York City time, on May 15, 2017 or, if different, the “time of purchase” (as defined in the Underwriting Agreement) or at such other time and place as the parties may mutually agree. At Closing:

(a) delivery of the Repurchase Shares shall be made, as hereby directed by the Company, to the Company, against receipt of the Repurchase Consideration (if the Selling Shareholder shall have opened an account at Deutsche Bank AG, New York Branch, prior to the Closing) or confirmation of the wiring of the Repurchase Consideration by federal funds wire transfer in a form reasonably acceptable to the Selling Shareholder (if the Selling Shareholder shall not have opened such account) to an account notified in writing to the Company and the Underwriters by the Selling Shareholder at least 48 hours prior to the Closing; and

(b) upon receipt of the Repurchase Consideration or confirmation of the wiring of the Repurchase Consideration, as applicable, as described above, the Company shall be authorized to date the instrument(s) of transfer and all documents referred to in Section 1.2 shall be released from escrow and Closing shall be deemed to have occurred.

(c) The Company shall, as soon as practicable after Closing: (i) update the Register of Members of the Company to reflect the repurchase of the Repurchase Shares by the Company and the holding of the Repurchase Shares by the Company as treasury shares; (ii) deliver to the Selling Shareholder a certified true copy of the Register of Members of the Company reflecting the Repurchase; and (iii) cancel the share certificates delivered by the Selling Shareholder under Section 1.2.

(d) All transactions contemplated by this Agreement and the Underwriting Agreement taking place on the date of Closing shall be deemed to take place simultaneously.

Section 1.4 Provision of Information. The parties hereto acknowledge that following Closing, the Selling Shareholder and its related entities will require access to information concerning the Company and its controlled entities relevant to the period up to 30 June 2017. The parties agree to co-operate and act in good faith in requesting and providing such information. It is agreed and acknowledged by the Selling Shareholder that the provision of such information will take place under a confidentiality agreement and that it must meet the Company’s reasonable third party costs in providing such information. It is further acknowledged and agreed by the Selling Shareholder that the Company will have no liability in relation to such information which is provided.

Section 1.5 Use or Filing of Prospectus. The Company shall not use or file the Pre-Pricing Prospectus or the Prospectus Supplement without the Selling Shareholder’s approval, which approval is not to be unreasonably withheld. For the avoidance of doubt, this Section 1.5 shall apply solely to the Pre-Pricing Prospectus and the Prospectus Supplement relating to the Offering, and not to the use or filing of the basic prospectus and any preliminary prospectus supplement or final prospectus supplement relating to any other offering.

Section 1.6 Underwriting Agreement. The Company shall not consent to any amendment of the Underwriting Agreement that adversely affects the rights or interests of the Selling Shareholder without the consent of the Selling Shareholder.

ARTICLE II.

CONDITIONS TO CLOSING

Section 2.1 Conditions to Closing. The obligations of the Company and the Selling Shareholder to close the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions prior to or at the Closing unless waived, in writing, by each of the Company and the Selling Shareholder (each in its respective sole discretion):

(a) the termination agreement pursuant to which the Shareholders’ Deed among Melco International Development Limited (“Melco International”), Melco Leisure, Crown Resorts, the Selling Shareholder and the Company (the “Shareholders’ Deed”) shall be terminated, in the form attached hereto as Annex A (with such changes as the parties hereto may approve), shall have been duly executed by each of the parties thereto and delivered to the Company and the Selling Shareholder;

(b) the termination agreement pursuant to which the Registration Rights Agreement among the Company, Melco Leisure, Melco International, the Selling Shareholder and Crown Resorts shall be terminated with respect to the Selling Shareholder and Crown Resorts, in the form attached hereto as Annex B (with such changes as the parties hereto may approve), shall have been duly executed by each of the parties thereto and delivered to the Company and the Selling Shareholder;

(c) the termination agreement pursuant to which the Shareholders’ Deed among Melco Leisure, Melco International, the Selling Shareholder, Crown Resorts and Melco Crown Entertainment Asia Holdings Limited shall be terminated, in the form attached hereto as Annex C (with such changes as the parties hereto may approve), shall have been duly executed by each of the parties thereto and delivered to the Company and the Selling Shareholder;

(d) each of the amendment deeds (as contemplated under the Shareholders’ Deed) to the Trade Mark License Agreement between Crown Melbourne Limited and the Company, dated 30 November 2006 and the Trade Mark and Domain Name License Agreement between Crown Melbourne Limited and MCE (IP) Holdings Limited, dated 29 September 2014, in the forms attached hereto as Annexes D(1) and D(2) (with such changes as the parties hereto may approve), shall have been duly executed by each of the parties thereto and delivered to the Company and the Selling Shareholder;

(e) the amendment to the Software License Agreement by and between Crown Melbourne Limited and Melco Crown (Macau) Limited (SYCO Agreement) pursuant to which the term of the license therein shall be extended to no earlier than May 31, 2018, in the form attached hereto as Annex E (with such changes as the parties hereto may approve), shall have been duly executed by each of the parties thereto and delivered to the Company and the Selling Shareholder;

(f) Mr. Robert John Rankin shall have resigned as a director of the Company and delivered a duly executed letter of resignation, which unconditionally and irrevocably releases the Company and its subsidiaries and affiliates from any obligations or liabilities whatsoever, in law or equity, in the form attached as Exhibit C hereto (with such changes as the parties hereto may approve);

(g) the Selling Shareholder shall have requested approval of the Repurchase under the Company’s Policy for the Prevention of Insider Trading (the “Policy”), and the Company, or its authorized representative, shall have delivered to the Selling Shareholder a duly executed pre-clearance under the Policy in respect of the transactions contemplated by this Agreement (it being acknowledged and agreed that such request shall not be deemed an acknowledgement that the Selling shareholder is an affiliate of the Company);

(h) each of DB, UBS and MS shall have duly executed and delivered to the Company, at least two business days prior to Closing, letters requesting the removal of the notation of security interest on the Register of Members of the Company, and the Company shall have instructed its registrar to remove such notation;

(i) DB, UBS and MS shall have duly executed and delivered to the Company a letter irrevocably instructing the Company to deliver 81,995,799 Ordinary Shares free and clear of any lien, encumbrance, security interest, community property right or other defect in title to Melco Leisure in connection with each of their return obligations under the Stock Borrow Agreements (except for limitations under securities laws applicable to control securities) ;

(j) the agreements terminating (A) the cash-settled swap transaction entered into between the Selling Shareholder and Deutsche Bank AG, Sydney Branch dated December 15, 2016, (B) the cash-settled swap transaction entered into between the Selling Shareholder and UBS AG, London Branch dated December 15, 2016, (C) the cash-settled swap transaction entered into between the Selling Shareholder and Morgan Stanley & Co. International plc dated December 15, 2016, and (D) the cash-settled swap transaction entered into between Crown Resorts and UBS AG, London Branch dated March 28, 2017, (E) the Guarantee dated December 15, 2016 by Crown Resorts for the benefit of Deutsche Bank AG, Sydney Branch, (F) the Guarantee dated December 15, 2016 by Crown Resorts for the benefit of UBS AG, London Branch, and (G) the Guarantee dated December 15, 2016 by Crown Resorts for the benefit of Morgan Stanley & Co. International plc, shall have been duly executed and delivered by the parties thereto, and the Company shall have received a certificate from an executive officer of the Selling Shareholder certifying the same to the best of the officer’s knowledge;

(k) the deeds of release (substantially in the forms annexed hereto as Annexes F(1) through F(3)) (the “Deeds of Release”) pursuant to which the security created under (A) the Equitable Mortgage over Shares dated December 19, 2016, between the Selling Shareholder, Deutsche Bank AG, Sydney Branch and Deutsche Bank AG, Sydney Branch (as collateral custodian); (B) the Equitable Mortgage over Shares dated December 19, 2016, between the Selling Shareholder, UBS AG, London Branch and UBS AG, London Branch (as collateral custodian); and (C) the Equitable Mortgage over Shares dated December 19, 2016, between the Selling Shareholder, Morgan Stanley & Co. International plc and Morgan Stanley & Co. International plc (as collateral custodian) (together the “Equitable Mortgages over Shares”) shall be fully and unconditionally released and discharged, shall have been duly executed by each of the parties thereto and delivered to the Company;

(l) the Underwriting Agreement, in the form attached hereto as Exhibit A (with such changes as the parties hereto may approve), shall have been duly executed by each of the parties thereto and delivered to the Company;

(m) each of the conditions set out in Section 9 of the Underwriting Agreement shall have been satisfied (or, to the extent permitted by applicable Law, waived by the parties entitled to the benefit thereof) in accordance with its terms; and

(n) the Underwriters shall have delivered to the Company the purchase price for the Offered Securities in accordance with Section 2 of the Underwriting Agreement through delivery of the Repurchase Consideration to the Selling Shareholder at the Company’s instruction (if the Selling Shareholder shall have opened an account at Deutsche Bank AG, New York Branch, prior to the Closing) or confirmation of the wiring of the Repurchase Consideration by federal funds wire transfer in a form reasonably acceptable to the Selling Shareholder (if the Selling Shareholder shall not have opened such account) to an account notified in writing to the Company and the Underwriters by the Selling Shareholder at least 48 hours prior to the Closing.

Section 2.2 Additional Conditions to the Company’s Obligations. The obligations of the Company to close the transactions contemplated by this Agreement are also subject to the satisfaction of the following additional conditions prior to or at the Closing unless waived, in writing, by the Company (in its sole discretion):

(a) the representations and warranties of the Selling Shareholder and Crown Resorts in this Agreement shall be true and correct as of the date of Closing and as if made on the date of Closing; and

(b) the Selling Shareholder and Crown Resorts shall have complied with all agreements and satisfied all the conditions contained in this Agreement that are required to be performed or satisfied by them at or before the date of Closing.

Section 2.3 Additional Conditions to Selling Shareholder’s Obligations. The obligations of the Selling Shareholder to close the transactions contemplated by this Agreement are also subject to the satisfaction of the following additional conditions prior to or at the Closing unless waived, in writing, by the Selling Shareholder (in its sole discretion):

(a) the representations and warranties of the Company in this Agreement shall be true and correct as of the date of Closing and as if made on the date of Closing; and

(b) the Company shall have complied with all agreements and satisfied all conditions contained in this Agreement that are required to be performed or satisfied by it at or before the date of Closing.

Section 2.4 Each party hereto shall use its reasonable best efforts to cause the conditions set forth in this Article II to be satisfied, to the extent that the satisfaction of such conditions is in its control, as soon as practicable after the date hereof.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

Section 3.1 Selling Shareholder Representations and Warranties. The Selling Shareholder represents and warrants to the Company as follows:

(a) Due Organization. The Selling Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of Australia.

(b) Authorization. The Selling Shareholder has all necessary power and authority to execute, deliver and perform the Selling Shareholder’s obligations under this Agreement and all agreements, instruments and documents contemplated hereby and to sell and deliver the Repurchase Shares being sold hereunder, and this Agreement constitutes a valid and binding obligation of the Selling Shareholder.

(c) Ownership of Repurchase Shares. Subject to the Equitable Mortgages over Shares and the terms of the Shareholders’ Deed, the Selling Shareholder has good and marketable right, title and interest (legal and beneficial) in and to all of the Repurchase Shares, free and clear of all liens, pledges, security interests, charges, claims, equity or encumbrances of any kind.

(d) Delivery of Repurchase Shares. Upon delivery of the Repurchase Shares by the Selling Shareholder to the Company, the Company will acquire good and marketable title to the Repurchase Shares, free and clear of all liens, pledges, security interests, charges, claims, equity or encumbrances of any kind.

(e) No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach by the Selling Shareholder of, or constitute a default by the Selling Shareholder under, any decree, judgment or order to which the Selling Shareholder is a party or by which the Selling Shareholder may be bound, or the Shareholders’ Deed.

(f) Experience and Evaluation. By reason of the Selling Shareholder’s business or financial experience or the business or financial experience of the Selling Shareholder’s professional advisers who are unaffiliated with the Company and who are not compensated by the Company, the Selling Shareholder has the capacity to protect the Selling Shareholder’s own interests in connection with the sale of the Repurchase Shares to the Company. The Selling Shareholder is capable of evaluating the potential risks and benefits of the sale hereunder of the Repurchase Shares.

(g) Access to Information. The Selling Shareholder has received all of the information that the Selling Shareholder considers necessary or appropriate for deciding whether to sell the Repurchase Shares hereunder and perform the other transactions contemplated hereby. The Selling Shareholder further represents that the Selling Shareholder has had an opportunity to ask questions and receive answers from the Company and, with the consent of the Company, its nominee director on the Company’s board, regarding the business, properties, prospects and financial condition of the Company and to seek from the Company such additional information as the Selling Shareholder has deemed necessary to verify the accuracy of any such information furnished or otherwise made available to the Selling Shareholder by or on behalf of the Company, whether by virtue of the Selling Shareholder’s representation on the Company’s board of directors or otherwise.

(h) Brokers and Finders. The Selling Shareholder has not incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby which could result in any liability being imposed on the Company.

(i) Accuracy of Crown Information. The Registration Statement, as it relates to Crown Information, did not, as of the Effective Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; at no time during the period that begins on the earlier of the date of any Pre-Pricing Prospectus and the date such Pre-Pricing Prospectus was filed with the Commission and ends at the time of purchase did or will any Pre-Pricing Prospectus, as then amended or supplemented, as such Pre-Pricing Prospectus relates to Crown Information, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at no time during such period did or will any Pre-Pricing Prospectus, as then amended or supplemented, together with any combination of one or more of the then issued Permitted Free Writing Prospectuses, if any, in each case as they relate to Crown Information, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; at no time during the period that begins on the earlier of the date of the Prospectus and the date the Prospectus is filed with the Commission and ends at the later of the time of purchase and the end of the period during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any sale of Offered Securities did or will the Prospectus, as then amended or supplemented, as the Prospectus relates to Crown Information, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; at no time during the period that begins on the date of such Permitted Free Writing Prospectus and ends at the time of purchase did or will any Permitted Free Writing Prospectus, as such Permitted Free Writing Prospectus relates to Crown Information, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, the representations and warranties set forth in this Section 3.1(i) are limited to statements or omissions of material facts made in reliance upon and in conformity with information furnished to the Company in writing by the Selling Shareholder expressly for use therein, it being understood and agreed that the only such information furnished by the Selling Shareholder consists of the following information in the Registration Statement, the Disclosure Package or the Prospectus: (i) the Selling Shareholder’s name, (ii) the number of Ordinary Shares owned by the Selling Shareholder prior to completion of the Share Repurchase, (iii) the information in the applicable footnote relating to the Selling Shareholder under the beneficial ownership table as set forth under the caption “Principal Shareholders”, (iv) the descriptions of the December Swap Transactions (as defined therein) and the agreement of the Selling Shareholder to terminate such transactions contained therein and (v) the descriptions of the March Swap Transaction (as defined therein) and the agreement of Crown Resorts to terminate such transaction contained therein (the “Crown Information”); provided, for the avoidance of doubt, that no UBS Information shall constitute Crown Information.

(j) The Selling Shareholder has not, prior to the execution of this Agreement, offered or sold any Offered Securities, including in the form of ADSs by means of any “prospectus” (within the meaning of the Act), or used any “prospectus” (within the meaning of the Act) in connection with the offer or sale of the Offered Securities, in each case other than the then most recent Pre-Pricing Prospectus.

(k) Neither the execution, delivery and performance of this Agreement and the Swap Documents by the Selling Shareholder, nor the consummation of the transactions contemplated hereby or thereby by the Selling Shareholder conflicted or will conflict with or result in any breach or violation of any federal, state, local or foreign law, regulation or rule of any court or governmental entity having jurisdiction over the Selling Shareholder or the property of the Selling Shareholder, or any decree, judgment or order applicable to the Selling Shareholder or any of its properties.

(l) Neither the Selling Shareholder nor any of its affiliates (other than the Company and its Subsidiaries) has taken, directly or indirectly, any action designed to, or which has constituted or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(m) Each of the Selling Shareholder, its subsidiaries, and, to the knowledge of the Selling Shareholder, their respective officers, directors, supervisors, and managers has not violated, and operate and will continue to operate their businesses in compliance with, any applicable Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Selling Shareholder or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Selling Shareholder, threatened.

(n) None of the Selling Shareholder, any of its subsidiaries or, to the knowledge of the Selling Shareholder, any director, officer, agent, employee or affiliate of the Selling Shareholder (other than the Company and its Subsidiaries) or any of its subsidiaries is a person that is a Sanction Target or domiciled or registered in or operating from a Sanctioned Country; none of the Selling Shareholder or, to the knowledge of the Selling Shareholder, any of its subsidiaries, has or intends to have any business operations or other dealings (a) in any Sanctioned Country, including the Crimean region in Ukraine, Cuba, Iran, Sudan, North Korea and Syria, (b) with any SDN on OFAC’s SDN list or, to its knowledge, with a Sanction Target, and (c) involving commodities or services of a Sanctioned Country origin or shipped to, through, or from a Sanctioned Country, or on Sanctioned Country owned or registered vessels or aircraft, or finance or subsidize any of the foregoing exceeding 5% aggregated in comparison to the Selling Shareholder or any of its subsidiaries’ total assets or revenues; for the past five years, the Selling Shareholder and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions; and the Selling Shareholder will not, directly or indirectly, use the Repurchase Consideration, or lend, contribute or otherwise make available the Repurchase Consideration to any subsidiary, joint venture partner or other person or entity, for the purpose of financing or facilitating the activities of any person currently the subject of any U.S. sanctions administered by OFAC or in any other manner that will result in a violation of any U.S. sanctions administered by OFAC by any person (including any person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

(o) Neither the Selling Shareholder nor any of its subsidiaries nor, to the knowledge of the Selling Shareholder, any director, officer, agent, employee or other person associated with or acting on behalf of the Selling Shareholder or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds in contravention of the applicable Anti-Bribery Laws; (iii) violated or is in violation of any applicable provision of the Anti-Bribery Laws; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

Section 3.2 Crown Resorts Representations and Warranties. Crown Resorts hereby represents and warrants to the Company that Crown Resorts has all necessary power and authority to execute, deliver and perform Crown Resorts’ obligations under this Agreement and all agreements, instruments and documents contemplated hereby and this Agreement constitutes a valid and binding obligation of Crown Resorts.

Section 3.3 Company Representations and Warranties. The Company hereby represents and warrants to the Selling Shareholder and Crown Resorts as follows:

(a) Due Organization. The Company is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

(b) Authorization. The Company has all necessary power and authority to execute, deliver and perform the Company’s obligations under this Agreement and all agreements, instruments and documents contemplated hereby and to buy the Repurchase Shares being sold hereunder, and this Agreement constitutes a valid and binding obligation of the Company.

(c) No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach by the Company of, or constitute a default by the Company under, any decree, judgment or order to which the Company is a party or by which the Company may be bound or its Memorandum and Articles of Association.

(d) Solvency. The Company has not commenced voluntary liquidation, winding up or dissolution proceedings in respect of the Company, filed a petition in bankruptcy or insolvency or entered into any arrangement for the benefit of creditors of the Company, commenced any other proceeding for the reorganization, recapitalization or adjustment or marshaling of the assets or liabilities of the Company, or adopted a plan with respect to any of the foregoing, or agreed to any of the foregoing. The consummation of the transactions contemplated by this Agreement will not result in the Company becoming insolvent or unable to pay its debts as they fall due in the ordinary course of business.

(e) Disclosure; Accuracy of Information. The Company has responded accurately and in good faith to all questions asked of it by or on behalf of the Selling Shareholder in connection with the transactions contemplated by this Agreement.

Section 3.4 Additional Crown Representations, Warranties and Agreements. The Selling Shareholder and Crown Resorts, jointly and severally, hereby represent and warrant to, and agree with, the Company that the actions Crown Resorts and its affiliates (excluding the Company and its subsidiaries) (i) took to effect the March Swap Transaction and (ii) took or will take to unwind the March Swap Transaction were and will be in compliance with all laws and regulations applicable to it. For purposes of making this statement, the Selling Shareholder and Crown Resorts have taken into account the fact that the Selling Shareholder and Crown Resorts each may be deemed an “affiliated purchaser” of the Company (as defined in Regulation M under the Exchange Act) in connection with the activities surrounding the unwind of the March Swap Transaction and thus have not and will not take any action prohibited to be taken by an affiliated purchaser of the Company until the completion of the applicable Regulation M restricted period for the transactions contemplated by the Underwriting Agreement.

ARTICLE IV.

INDEMNITY AND CONTRIBUTION AND GUARANTY

Section 4.1 (a) The Company agrees to indemnify, defend and hold harmless the Selling Shareholder, its directors, officers and members, any person who controls the Selling Shareholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and any “affiliate” (within the meaning of Rule 405 under the Act) of the Selling Shareholder, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Selling Shareholder or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company) or the F-6 Registration Statement or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in Other Information, or furnished in writing by or on behalf of the Selling Shareholder or an Underwriter to the Company expressly for use in, the Registration Statement or arises out of or is based upon any omission or alleged omission to state a material fact in the Registration Statement in connection with such information, which material fact was not contained in such information and which material fact was required to be stated in such Registration Statement or was necessary to make such information not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact included in any Prospectus (the term Prospectus for the purpose of this Section 4.1 being deemed to include any Basic Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Prospectus and any amendments or supplements to the foregoing), in any Covered Free Writing Prospectus, in any “issuer information” (as defined in Rule 433 under the Act) of the Company, which “issuer information” is required to be, or is, filed with the Commission, or in any Prospectus together with any combination of one or more of the Covered Free Writing Prospectuses, if any, or arises out of or is based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except, with respect to such Prospectus or any Permitted Free Writing Prospectus, insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in Other Information, or furnished in writing by or on behalf of the Selling Shareholder or an Underwriter to the Company expressly for use in, such Prospectus or Permitted Free Writing Prospectus or arises out of or is based upon any omission or alleged omission to state a material fact in such Prospectus or Permitted Free Writing Prospectus in connection with such information, which material fact was not contained in such information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading, and will reimburse each “indemnified party” (defined below) for any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending against any loss, damage, expense, liability, claim, action, litigation, investigation or proceeding whatsoever (whether or not such indemnified party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to the above as such fees and expenses are incurred.

(b) Each of the Selling Shareholder and Crown Resorts agrees to, jointly and severally, indemnify, defend and hold harmless the Company, its partners, directors, officers and members, and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof), as such Registration Statement relates to the Crown Information, or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated therein, as they relate to the Crown Information, or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact included in any Prospectus, in any Permitted Free Writing Prospectus or in any Prospectus together with any combination of one or more of the Permitted Free Writing Prospectuses, if any, in each case as such document(s) relate to the Crown Information, or arises out of or is based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, as they relate to the Crown Information, in the light of the circumstances under which they were made, not misleading, in the case of each of clauses (i) and (ii) only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with Crown Information, and will reimburse each “indemnified party” for any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending against any such loss, damage, expense, liability, claim, action, litigation, investigation or proceeding whatsoever (whether or not such indemnified party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to the above as such fees and expenses are incurred. The Selling Shareholder’s liability under this subsection (b) shall not exceed the Repurchase Consideration, less any amounts that the Selling Shareholder is obligated to pay under subsection (d) below. The joint and several indemnification obligations of the Selling Shareholder and Crown Resorts under this Section 4.1(b) and contribution under Section 4.1(d) shall not apply to any Prospectus or Permitted Free Writing Prospectus unless the Company has delivered such document to the Selling Shareholder or Crown Resorts in advance of first use with a reasonable opportunity for the Selling Shareholder or Crown Resorts to provide comments thereon.

(c) If any action, suit or proceeding (each, a “Proceeding”) is brought against a person (an “indemnified party”) in respect of which indemnity may be sought against the Company or the Selling Shareholder or Crown Resorts (as applicable, the “indemnifying party”) pursuant to subsection (a) or (b), respectively, of this Section 4.1, such indemnified party shall promptly notify such indemnifying party in writing of the institution of such Proceeding and such indemnifying party shall assume the defense of such Proceeding, including the retention of counsel reasonably satisfactory to such indemnified party, and pay all legal or other fees and expenses related to such Proceeding or incurred in connection with such indemnified party’s enforcement of subsection of (a) or (b), respectively, of this Section 4.1; provided, however, that the omission to so notify such indemnifying party shall not relieve such indemnifying party from any liability that such indemnifying party may have to any indemnified party unless such omission results in the forfeiture by the indemnifying party of substantial rights and defenses. The indemnified party or parties shall have the right to retain its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the retention of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such Proceeding, (ii) the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, retained counsel to defend such Proceeding or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them that are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable for the fees or expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The indemnifying party shall not be liable for any settlement of any Proceeding effected without its written consent but, if settled with its written consent, such indemnifying party agrees to indemnify and hold harmless the indemnified party or parties from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this Section 4.1(c), then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

(d) If the indemnification provided for in this Section 4.1 is unavailable to an indemnified party under subsections (a) and (b) of this Section 4.1 or insufficient to hold an indemnified party harmless in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the Selling Shareholder and Crown Resorts, on the other, in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and the Selling Shareholder and Crown Resorts, on the other, shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or the Selling Shareholder or Crown Resorts and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

ARTICLE V.

MISCELLANEOUS

Section 5.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 5.2 Entire Agreement. This Agreement contains the entire understanding of the parties, and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, except as expressly referred to herein.

Section 5.3 Costs and Expenses. The Selling Shareholder will bear all of the fees, costs and expenses incurred by the Company (but not in respect of any taxes levied solely in respect of profits earned by the Company), whether incurred or accrued prior to or after the Closing (including any and all fees, expenses and costs payable to the advisors, agents and representatives of the Company), in connection with or incidental to the preparation and negotiation of this Agreement and the Underwriting Agreement, preparation and filing of the Registration Statement, the Disclosure Package and the Prospectus (and keeping the Registration Statement effective during the Effectiveness Period) and the consummation of the Offerings and the transactions contemplated by this Agreement, the Underwriting Agreement and the Offerings and all other costs, expenses, fees and taxes referred to in the first sentence of Section 7 of the Underwriting Agreement (collectively, the “Covered Expenses”). Additionally, the Selling Shareholder will pay the legal fees and reimbursable expenses of (a) White & Case LLP otherwise payable by the Underwriters in respect of legal services performed in connection with the Offerings (in an amount not to exceed US$350,000, taken together with any other legal fees of the Underwriters reimbursable pursuant to the first sentence of Section 7 of the Underwriting Agreement), (b) Maples and Calder (Hong Kong LLP), in respect of legal services performed in connection with the Offerings and the December Swap Transactions (as defined in the Prospectus) (in an amount not to exceed, taken together with any reimbursement to such firm under any other agreement, US$40,000), and Henrique Saldanha, Advogados & Notários in respect of legal services performed in connection with the Offerings and the December Swap Transactions (as defined in the Prospectus) (in an amount not to exceed, taken together with any reimbursement to such firm under any other agreement, US$40,000), it being acknowledged and agreed that neither the Selling Shareholder nor the Company will be responsible for any amounts in excess of the foregoing thresholds. Notwithstanding anything to the contrary in this Agreement, the Selling Shareholder agrees and acknowledges that an estimated aggregate of the Covered Expenses (as reasonably estimated by the Company in good faith) will be set off against and deducted from the proceeds of the Offerings prior to the payment of the Repurchase Consideration to the Selling Shareholder and that the Selling Shareholder shall promptly, upon presentation of the relevant invoice, reimburse the Company, or otherwise pay in full, for any Covered Expenses not set off against and deducted from the proceeds of the Offerings. The Selling Shareholder also agrees that it shall, in addition to the amounts described above, reimburse the Underwriters for all of their out-of-pocket expenses, including the fees and disbursements of their counsel in connection with the Underwriting Agreement, up to the thresholds set out in the second sentence of this Section 5.3, in the circumstances set forth in Section 8 of the Underwriting Agreement (other than a termination of the Underwriting Agreement due to the Company’s failure to satisfy the conditions in Section 9 thereof that are under its control, or to perform its obligations thereunder). Notwithstanding any other provision herein, if the Underwriting Agreement is terminated due to the Company’s failure to satisfy the conditions in Section 9 thereof that are under its control or to perform its obligations thereunder, or this Agreement is terminated due to the Company’s failure to perform or satisfy its obligations hereunder, the parties hereto shall bear their own expenses. The Selling Shareholder and Crown Resorts each agree to bear their own expenses. Notwithstanding any other provision of this Agreement, the Underwriting Agreement or another document relevant to the transactions contemplated therein, neither the Selling Shareholder nor Crown Resorts is required to make or bear double payment of any cost or expense.

Section 5.4 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement and except that (i) the indemnities and contribution obligations of the Selling Shareholder and Crown Resorts in Sections 4.1(b), (c) and (d) and Section 5.10, (ii) the representations and warranties of the Selling Shareholder and Crown Resorts in Sections 3.1(a), (b) and (i) through (o), 3.2 and 3.4 and (iii) the costs and expenses provision in Section 5.3 and Section 5.10, in each case, shall also inure to the benefit of each of the Underwriters, their respective directors, officers and members, and any person who controls any of the Underwriters within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and any of their respective “affiliates” (within the meaning of Rule 405 under the Act). No purchaser of ADSs or Ordinary Shares from the Underwriters will be deemed a successor merely because of such purchase.

Section 5.5 Amendments and Waivers. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Selling Shareholder and the Company.

Section 5.6 Further Action. Each party agrees to execute any additional documents and to take any further action as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

Section 5.7 Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 5.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 5.9 Survival. All representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the transactions contemplated by this Agreement.

Section 5.10 Termination. If the Underwriting Agreement is terminated in accordance with its terms prior to settlement thereunder, this Agreement shall automatically terminate without any further action by any party and no party shall have any obligation to any other party, except to the extent provided under Sections 4.1 and 5.3.

Section 5.11 Definitions. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the Underwriting Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Share Repurchase Agreement on the date first above written.

COMPANY:

Melco Resorts & Entertainment Limited

By:	/s/ Evan Andrew Winkler
Name: Evan Andrew Winkler
Title: Director

Signature Page to Share Repurchase Agreement

SELLING SHAREHOLDER:

SIGNED for CROWN ASIA INVESTMENTS PTY. LTD. under power of attorney in the presence of:

/s/ Ross-Tomarchio	/s/ Kenneth McRae Barton
Signature of witness	Signature of attorney

Ross-Tomarchio	Kenneth McRae Barton
Name	Name

/s/ Mary Manos
Signature of attorney

Mary Manos
Name

Signature Page to Share Repurchase Agreement

CROWN RESORTS:

SIGNED for CROWN RESORTS LIMITED under power of attorney in the presence of:

/s/ Ross-Tomarchio	/s/ Kenneth McRae Barton
Signature of witness	Signature of attorney

Ross-Tomarchio	Kenneth McRae Barton
Name	Name

/s/ Mary Manos
Signature of attorney

Mary Manos
Name

Signature Page to Share Repurchase Agreement